FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940

1.   Name and Address of Reporting Person
 WETTREICH              DANIEL
 (Last)               (First)              (Middle)
17770 Preston Road
(Street)
Dallas                  TX                75252
City)                (State)              (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

     ___x__Director           _____10% Owner
     _____Officer (give       _____Other (specify
                   title below)            below)
Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)
                 11,250 (D)
       184,076 (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
           11,250 (D)
       184,076 (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      379,375


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End  of  Month
  (Instr. 4)
                                      79,375     (I)
                            300,000 (D)

10.  Ownership Form of Derivative Security: Direct  (D) or  Indirect (I) (Instr.
4)
                              79,375     (I)
                            300,000 (D)

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses: The reporting person is a Director and CEO of the Issuer. The reporting person may be deemed to be part of a group, though there is no agreement to act as such. The reporting person owns 450,000 shares and options to purchase 8,000,000 shares of the Issuer. The reporting person is a Director of Forme Capital, Inc. ("FORME") which owns 650,000 shares and options to purchase 2,000,000 shares of the Issuer; Wettreich Financial Consultants, Inc. ("WFC") which owns 1,000,000 shares of the Issuer, Meteor Technology, plc ("MT") which owns 3,238,400 common shares of the Issuer, and Alexander Mark Capital, Ltd. ("AMC") which owns all the outstanding shares of AM Investments, Ltd. ("AMI") which owns 2,305,332 shares of the Issuer. AMC also owns the majority of the outstanding shares of Alexander Mark Securities, Ltd. ("AMS") which owns 109,333 common shares of the Issuer. The reporting person is a Director of AMI and with his wife and children own all the outstanding shares of AMC. Jeanette Fitzgerald is a Director of the Issuer, MT, WFC, and FORME and owns 60,000 shares and options to purchase 150,000 shares. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. The Registrant had a 1-40 reverse stock split adjusting the outstanding options and common shares effective July 15, 1997.